Exhibit 4.46
AMENDMENT NO. 1
TO THE
QUOTA SHARE RETROCESSION AGREEMENT
BETWEEN
ZURICH INSURANCE COMPANY (INCLUDING ITS BERMUDA BRANCH)
AND
CONVERIUM AG,
DATED AS OF OCTOBER 1, 2001 AND EFFECTIVE AS OF JULY 1, 2001
1.	The Quota Share Retrocession Agreement between Zurich Insurance Company (including its Bermuda Branch) (the “Retrocedant”) and Converium AG (the “Retrocessionaire”), dated as of October 1, 2001 and effective as of July 1, 2001 (the “Agreement”), is hereby amended as follows:
1.1.	Paragraph (a) of Section 7.01, “FW Cash Calls,” is deleted and replaced with the following:
(i)	The Retrocessionaire shall have the right, subject to the conditions and limitations set forth in this subparagraph (i), to call for payment in cash on January 1 and July 1 of each calendar year of a portion of the funds withheld account under this Agreement (a “FW Cash Call”). Such payment shall be made by the Retrocedant according to the mutual agreement of the parties, or failing such agreement, proportionately, in any one or more currencies in which the FW Subaccount Balances are maintained at the time of a FW Cash Call, on the basis of the most recent quarterly FW Subaccount Balances. The amount of each FW Cash Call payment shall not exceed 25 percent of the total FW Subaccount Balances as reported in the most recent quarterly statement prepared in accordance with Section 9. The Retrocessionaire shall provide the Retrocedant with written notice of a FW Cash Call at least 60 days prior to the payment date. The notice shall set forth the amount of the FW Cash Call. The first date for which the Retrocessionaire may receive a FW Cash Call payment hereunder is July 1, 2006.

(ii)	The Retrocessionaire shall have the right, upon 60 days’ prior written notice to the Retrocedant, to call for payment in cash of all or a portion of the funds withheld account at any time after the total of the sum of all of the separate FW Subaccount Balances under this Agreement (the “ZIC FW

Subaccount Balances”) as reported in the most recent quarterly statement prepared in accordance with Section 9.02, together with the sum of all of the separate FW Subaccount Balances under the ZIB Quota Share Retrocession (the “ZIB FW Subaccount Balances”) as reported in the most recent quarterly statement prepared in accordance with Section 9.02 of said ZIB Quota Share Retrocession, falls below USD 100 million (the “Threshold 1”) (the ZIC FW Subaccount Balances and the ZIB FW Subaccount Balances referred to collectively as the “Aggregate FW Subaccount Balances”). As used in this Agreement, payment by the Retrocedant pursuant to the exercise by the Retrocessionaire of its rights pursuant to this subparagraph (a)(ii) of Section 7.01shall be referred to as a “Threshold Cash Call.”

(iii)	For purposes of determining whether the total Aggregate FW Subaccount Balances fall below Threshold 1, all FW Subaccount Balances maintained in currencies other than USD shall be converted into USD as of the date the Retrocessionaire has made a call for payment. If the Retrocessionaire has made a call for payment in accordance with subparagraph (a)(ii) of this Section 7.01, the Retrocedant shall, not later than the 60th day following delivery of written notice of the call for payment to the Retrocedant, pay the Retrocessionaire the amount designated in the notice not to exceed the total of the separate ZIC FW Subaccount Balances as of the date of the payment date, after netting against such amount any other amount then due and payable to the Retrocedant from the Retrocessionaire under this Agreement or any other agreement or for any other reason. Such payment may be made in any one or more of the currencies in which the ZIC FW Subaccount Balances are maintained, in accordance with the principles outlined in sub-paragraph (a)(i) of Section 7.01. After payment of all ZIC FW Subaccount Balances pursuant to a Threshold Cash Call, the Retrocedant shall be relieved from the obligation to maintain the ZIC FW Subaccount Balances, and, except as otherwise provided herein, all amounts required under this Agreement to be debited or credited to a ZIC FW Subaccount Balance shall be settled in cash.

(iv)	If, as a result of a FW Cash Call, the Aggregate FW Subaccount Balance falls below Threshold 1, then any payment of any Threshold Cash Call shall not occur before the end of six months after the date of the FW Cash Call that reduced the Aggregate FW Subaccount Balance below Threshold 1.

(v)	In the event that Standard & Poor’s increases the insurer financial strength rating of the Retrocessionaire to A or higher (the “Trigger Rating”), then Threshold 1 shall be increased to a total amount of USD 200 million (the “Threshold 2”). Upon occurrence of the Trigger Rating, the Threshold 2 shall be substituted for Threshold 1 and this Agreement shall be read and construed as though reference to Threshold 1 were references to Threshold

2. The terms and conditions of this Agreement shall otherwise remain unchanged. If at any subsequent date the Trigger Rating falls below A, then the Parties shall resume their original position with respect to the application of Threshold 1.
1.2.	The second sentence of paragraph (b) of Section 7.03, “FW Prepayments,” is deleted and replaced with the following:
The Retrocedant shall provide the Retrocessionaire with notice of its intention to make a FW Prepayment not less than 60 days prior to the end of the calendar quarter to which the FW Prepayment relates.
1.3.	All amounts becoming payable hereunder by Retrocedant to Retrocessionaire shall be reflected in the recalculation of the FW Subaccount Balances.
2.	All other terms and conditions of the Agreement remain unchanged.

3.	Retrocedant agrees to consider Retrocessionare an acceptable reinsurer for purposes of placing additional reinsurance with Retrocessionaire. Notwithstanding the foregoing, it being understood and agreed that:
3.1.	the Retrocedant may request the Retrocessionaire, in order for the latter to qualify as acceptable reinsurer for any such additional reinsurance, to agree to collateral requirements, as set out in the Retrocedant’s internal guidelines for acceptable reinsurers, applicable at the time of such additional reinsurance placement, in which case such arrangements will be agreed between the parties and documented as part of such additional reinsurance placement;

3.2.	the Retrocedant may at any time cease to consider the Retrocessionaire to be an acceptable reinsurer if the Retrocedant in its sole discretion determines that further cessions to the Retrocessionaire would not meet its internal guidelines for acceptable reinsurers; and

3.3.	nothing in this Amendment shall be construed such as to impose any obligation on the Retrocedant or any of its affiliated companies to cede any business to the Retrocessionaire or to give a preference to the Retrocessionaire over any other reinsurer in placing or making offers to place any reinsurance business or to guarantee to the Retrocessonaire any amount of ceded premium or any profit on any business that the Retrocedant cedes to the Retrocessionaire.
4.	This Amendment shall become effective immediately upon the date of complete execution by all of the parties hereto.

5.	This Amendment constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, representations or discussions, written or oral, with respect thereto.
6.	This Amendment may be executed by the parties hereto in separate counterparts, each of when so executed and delivered shall be an original, but al such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     IN WITNESS WHEREOF, Zurich Insurance Company and Converium AG have caused this Amendment to be executed by their duly authorized representatives.

Zurich,

ZURICH INSURANCE COMPANY

By:

By:

Zurich,

CONVERIUM AG

By:

By: